UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Party City Holdco Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
702149303
(CUSIP Number)
Colin J. Daniels, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%[1]
14		TYPE OF REPORTING PERSON PN, IA

1 Based on 13,374,519 shares of common stock outstanding of the Issuer, according to the Current Report on Form 8-K filed by the Issuer with the SEC on October 12, 2023.

1		NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%[2]
14		TYPE OF REPORTING PERSON PN, HC

2 Based on 13,374,519 shares of common stock outstanding of the Issuer, according to the Current Report on Form 8-K filed by the Issuer with the SEC on October 12, 2023.

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%[3]
14		TYPE OF REPORTING PERSON OO, HC

3 Based on 13,374,519 shares of common stock of the Issuer outstanding as of October 12, 2023, according to the Current Report on Form 8-K filed by the Issuer with the SEC on October 12, 2023.

ITEM 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Party City Holdco Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 100 Tice Boulevard, Woodcliff Lake, NJ 07677.
ITEM 2. Identity and Background.
(a), (c), (f)
This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):
i.
Monarch Alternative Capital LP (“MAC”), a Delaware limited partnership, as investment advisor to a variety of funds (such funds collectively, the “Monarch Funds”), with respect to the Shares beneficially owned by it by virtue of the authority granted to it by the Monarch Funds to vote and dispose of the securities held by such Monarch Funds. The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds;

ii.	MDRA GP LP (“MDRA GP”), a Delaware limited partnership, which is the general partner of MAC, with respect to Shares indirectly beneficially owned by virtue of such position; and
iii.	Monarch GP LLC (“Monarch GP”), a Delaware limited liability company, which is the general partner of MDRA GP, with respect to Shares indirectly beneficially owned by virtue of such position.
MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto (the “Scheduled Persons” and each a “Scheduled Person”).
(b)
The address of the principal business and principal office of the Reporting Persons is 535 Madison Avenue, New York, New York, 10022.
Annex A hereto sets forth the principal business address of each Scheduled Person.
(d)
During the past five years, none of the Reporting Persons has (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Annex A hereto) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable. The source of funds for such purchases was the investment capital of each Monarch Fund. None of the Monarch Funds used borrowed funds to purchase their respective Shares.
ITEM 4. Purpose of Transaction.
As described in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2023, the Shares reported in this Schedule 13D were acquired by the Monarch Funds in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its subsidiaries (together, the “Debtors”) in exchange for cash and claims, as described below.

On September 6, 2023, the United States Bankruptcy Court for the Southern District of Texas entered an order (the “Confirmation Order”) confirming the plan of reorganization (as amended, the “Plan”) of the Debtors. The Plan and Confirmation Order were previously filed as Exhibits 99.1 and 2.1, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 6, 2023, and are hereby incorporated by reference as Exhibits 1 and 2 to this Schedule 13D.

On October 12, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from bankruptcy proceedings. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, the Issuer’s common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Issuer became effective, authorizing the issuance of the Shares. In accordance with the foregoing, on the Effective Date, the Issuer, as reorganized on the Effective Date in accordance with the Plan, issued the Shares and the Second Lien PIK Toggle Notes (as defined below).

Pursuant to the Plan and the Confirmation Order, the Issuer issued Shares in exchange for (i) Allowed Secured Notes Claims (as defined in the Plan), (ii) exercising certain subscription rights under the Rights Offering (as defined in the Plan), (iii) providing backstop commitments to the Debtors in connection with the Rights Offering pursuant to the Backstop Agreement (as defined below), and/or (iv) the conversion of DIP Loans into Shares.

The Rights Offering

On September 1, 2023, the Debtors entered into a backstop commitment agreement (as amended, supplemented or modified from time to time, together with all exhibits and schedules thereto, the “Backstop Agreement”) with the commitment parties thereto (collectively, the “Commitment Parties”). On the Effective Date, pursuant to the Backstop Agreement and in accordance with the Plan, the Issuer consummated the rights offering (the “Rights Offering”) of an investment package consisting of the Issuer’s 12.00% Senior Secured Second Lien PIK Toggle Notes due 2029 (the “Second Lien PIK Toggle Notes”)) and 3,634,614 Shares at the aggregate purchase price of $75,000,000.

Registration Rights Agreement

On the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received Shares under the Plan (“RRA Shareholders”). Pursuant to the Registration Rights Agreement, following the completion of an initial public offering (as defined in the Registration Rights Agreement, an “IPO”), the Issuer will file a shelf registration statement promptly, no later than a date that is 30 days following the later of the IPO and the date of the expiration of the lockup agreement with the underwriters in such IPO. However, the Issuer is not required to file the shelf registration statement unless RRA Shareholders request the inclusion of Registrable Securities (as defined in the Registration Rights Agreement) constituting at least 25% of all Registrable Securities.
The RRA Shareholders also have demand registration rights, provided that such RRA Shareholders request the inclusion of Registrable Securities constituting at least 25% of all Registrable Securities or the gross proceeds of the offering are expected to be at least $50 million, and customary piggyback registration rights.
The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods.

For further information regarding the Registration Rights Agreement, reference is made to the text of the Registration Rights Agreement, which has been filed as Exhibit 3 hereto and incorporated by reference herein.

Stockholders Agreement

On the Effective Date, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with holders of Shares (the “Stockholders”), pursuant to which each of the Stockholders agreed to certain restrictions on the transfer of the Shares and the Issuer agreed (i) to provide to certain Stockholders the right to designate directors of the Board, subject to certain requirements and limitations, (ii) to certain limitations and obligations on its operations without Stockholder approval and (iii) to provide certain information to the Stockholders. Pursuant to the Plan, each holder of Shares on the Effective Date was deemed to be a party to, and bound by, the Stockholders Agreement, regardless of whether such holder executed a signature page thereto.

The Shareholders Agreement provides that Davidson Kempner Capital Management LP (or one of its Affiliates that is a Stockholder, as defined under the Stockholders Agreement, “DKP”) and MAC (or one of its Affiliates that is a Stockholder) shall be, acting together, entitled to nominate one individual to serve on the Board so long as DKP and MAC collectively hold at least 15% of the outstanding Shares (on a fully diluted basis) (the “Joint Designation Right”). The Stockholders Agreement also contains provisions that entitle certain Stockholders to certain pre-emptive, tag- and drag-along rights and place certain restrictions on the transfer of Shares, on the terms and conditions described therein.

For further information regarding the Stockholders Agreement, reference is made to the text of the Stockholders Agreement, which has been filed as Exhibit 4 hereto and incorporated by reference herein.

Other Matters

Except as set forth herein, the Reporting Persons have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Shares of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
(a) and (b)
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference. Unless otherwise indicated, the percentages used in this Schedule 13D are calculated based on 13,374,519 Shares outstanding as of October 12, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on October 12, 2023. Each of the Monarch Funds has delegated beneficial ownership of the Shares held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Shares held by it absent a decision to do so by MAC.
By virtue of the Stockholders Agreement, the other parties thereto (the “Other Stockholders”) may be deemed to be members of a “group” with the Reporting Persons. In addition, by virtue of the Joint Designation Right, DKP and the Reporting Persons may be deemed to be members of a “group”. None of the Other Stockholders (including DKP) are reporting persons on this Schedule 13D, and any obligations they may have under Section 13(d) of the Exchange Act would have to be satisfied on one or more separate filings. To the extent that the Reporting Persons may be deemed to beneficially own any Shares held by any Other Stockholder (including DKP), the Reporting Persons expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.
(c)
Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.
(d)
Other than the Monarch Funds, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
(e)
Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.
On October 23, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule 13D:
Exhibit Number	Description of Exhibit
1
Confirmation Order of the United States Bankruptcy Court for the Southern District of Texas, dated September 6, 2023 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on September 6, 2023).

2
Fourth Amended Joint Chapter 11 Plan of Reorganization of Party City Holdco Inc. and Its Debtor Affiliates (incorporated by reference to Exhibit 1 of the Confirmation Order attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 6, 2023).

3
Registration Rights Agreement, dated as of October 12, 2023, by and among the Issuer and the holders party thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 12, 2023).

4
Stockholders Agreement, dated as of October 12, 2023, by and among the Issuer and the holders party thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 12, 2023).

5	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 23, 2023.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 23, 2023

Monarch Alternative Capital LP
By:	/s/ Michael Weinstock Name: Michael Weinstock Title: Chief Executive Officer

MDRA GP LP
By: Monarch GP LLC, as general partner
By:	/s/ Michael Weinstock Name: Michael Weinstock Title: Authorized Person

Monarch GP LLC
By:	/s/ Michael Weinstock Name: Michael Weinstock Title: Authorized Person

ANNEX A
GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS
The following tables set forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.
Monarch Alternative Capital LP
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Adam Sklar	535 Madison Avenue New York, NY 10022	Managing Principal	USA
MDRA GP LP
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Monarch GP LLC
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA